SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE TO/A

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 1)

                     --------------------------------------

                                ACTEL CORPORATION
         (Name of Subject Company (issuer) and Filing Person (offeror))

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                Options to Purchase Common Stock, $.001 par value
                         (Title of Class of Securities)

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                                   004934 10 5
            (CUSIP Number of Class of Securities Underlying Options)

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                               David L. Van De Hey
                 Vice President & General Counsel and Secretary
                                Actel Corporation
                             955 East Arques Avenue
                           Sunnyvale, California 94086
                                 (408) 739-1010
 (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

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                                   Copies to:
                              Henry P. Massey, Jr.
                        Wilson Sonsini Goodrich & Rosati,
                            Professional Corporation
                               650 Page Mill Road
                        Palo Alto, California 94304-1050
                                 (650) 493-9300

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


             Calculation of Filing Fee

=============================== =====================================

     Transaction valuation*              Amount of filing fee**
------------------------------- -------------------------------------
------------------------------- -------------------------------------

         $84,288,200.00                        $16,857.64
=============================== =====================================

     * Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 5,523,898 shares of common stock of Actel Corporation having an aggregate value of $84,288,200.00 as of May 31, 2001, will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the estimated transaction value.


     **   Amount previous paid.


          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


          Amount Previously Paid:    Not Applicable
          Form or Registration No.:  Not Applicable
          Filing Party:              Not Applicable
          Date Filed:                Not Applicable

          Check  the  box  if  the   filing   relates   solely  to   preliminary
          communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

               third-party tender offer subject to Rule 14d-1.

           X   issuer tender offer subject to Rule 13e-4.

               going-private transaction subject to Rule 13e-3.

               amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission on June 1, 2001, relating to the offer by Actel Corporation ("Actel") to exchange options to purchase shares of its common stock, par value $.001 per share, held by certain employees for new options to purchase shares of its common stock at a per share exercise price equal to the fair market value of one share of its common stock on the date of grant (the "Offer") upon the terms and subject to the conditions in the Offer to Exchange dated June 1, 2001 ( the "Offer to Exchange").

Item 1.   Summary Term Sheet.

     Item 1 is hereby supplemented as follows:

     The information set forth in the Offer Supplement dated June 20, 2001, a copy of which is attached hereto as Exhibit (a)(6) (the "Offer Supplement"), is incorporated herein by reference.

Item 4.   Terms of the Transaction.

     Item 4 is hereby supplemented as follows:

     (a) The information set forth in the Offer Supplement is incorporated herein by reference.

     (b) All of Actel's executive officers (other than John C. East) listed on Schedule A of the Offer to Exchange are eligible to participate in the Offer. To date, no executive offer has indicated an intention to tender options in the Offer. Any officer who chooses to participate must do so on the same terms and conditions as any other participant in the Offer.

Item 6.   Purposes of the Transaction and Plans or Proposals.

     Item 6(c) is hereby amended and restated as follows:

     (c) None, except as follows: (i) the Offer will result in the exchange of stock options on a one-for-one basis by the Actel employees who participate in the program; (ii) no individual will acquire additional shares of Actel stock in the exchange; and (iii) employees who participate in the exchange and are not employed by Actel on the replacement date will lose the ability to exercise their stock options that have been exchanged.

Item 8.   Interest in Securities of the Subject Company.

     Item 8 is hereby amended and restated as follows:

     (a) The information set forth in the first paragraph of Section 10 of the Offer to Exchange all Outstanding Options for New Options dated June
          1, 2001 ("Offer to Exchange"), and in Section 10 of the Offer Supplement are incorporated herein by reference.

     (b) The information set forth in the second paragraph of Section 10 of the Offer to Exchange and in the second paragraph in Section 10 of the Offer Supplement are incorporated herein by reference.

Item 10.  Financial Statements.

     Item 10 is hereby supplemented as follows:

     (c) The information set forth in the Section 9 of the Offer Supplement is incorporated herein by reference.

Item 12.   Exhibits.

     Item 12 is hereby amended and restated as follows:

         (a)   (1)  Offer to Exchange  all  Outstanding  Options for New Options
                    dated June 1, 2001.*

               (2)  Election Form.

               (3) Memorandum from Barbara McArthur to U.S. Actel Employees dated June 1, 2001.*

               (4)  Notice to Change Election from Accept to Reject.*

               (5)  Form of Promise to Grant Stock Option(s).*

               (6) Supplement to Offer to Exchange all Outstanding Options for New Options dated June 20, 2001

          (b)  Not applicable.

          (d)  (1)  Actel Corporation 1986 Incentive Stock Option Plan.*

               (2)  Actel   Corporation   1986   Incentive   Stock  Option  Plan
                    Prospectus.*

               (3)  Actel Corporation 1995 Employee and Consultant Stock Plan.*

               (4) Actel Corporation 1995 Employee and Consultant Stock Plan Prospectus.*

               (5)  Form of Actel Corporation Stock Option Agreement.*

          (g)  Not applicable.

          (h)  Not applicable.

*    Previously filed


                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the Schedule TO is true, complete, and correct.




                                               ACTEL CORPORATION




      Date: June 20, 2001                   /s/ David L. Van De Hey
                              -------------------------------------------------
                                              David L. Van De Hey
                                Vice President & General Counsel and Secretary